Chapman and Cutler LLP

111 West Monroe Street

Chicago, Illinois 60603

March 4, 2021

Via EDGAR Filing

Mr. Edward Bartz

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re: Guggenheim Defined Portfolios, Series 2107

Income & Treasury Limited Duration Portfolio of Funds, Series 67

File Nos. 333-252381 and 811-03763

Dear Mr. Bartz:

          This letter responds to your comments given during a telephone conversation with our office regarding the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 2107, filed on January 25, 2021, with the Securities and Exchange Commission. The registration statement proposes to offer the Income & Treasury Limited Duration Portfolio of Funds, Series 67 (the “trust”).

PROSPECTUS

Investment Summary — Principal Investment Strategy

          1.       The “Principal Investment Strategy” section states that the trust may invest in closed-end funds that may invest in convertible securities. Please disclose whether these closed-end funds will substantially invest in contingent convertible securities. If so, please disclose this in the principal investment strategies and provide the corresponding risk disclosures.

          Response:       The closed-end funds that the trust may invest in do not currently invest substantially in contingent convertible securities.

          2.       The “Principal Investment Strategy” section states that the trust may invest in closed-end funds that may invest in mortgage-backed bonds, convertible bonds, preferred securities, senior loans and international bonds, including bonds from issuers located in emerging markets. If a closed-end fund invests principally in such securities, please provide the corresponding risk disclosures.

          Response:       If a closed-end fund that the trust invests in invests principally in such securities, the trust will add the corresponding risk disclosures to the appropriate risk section(s).

          We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact the undersigned at (312) 845-3484.

Very truly yours,

Chapman and Cutler LLP

By /s/ Morrison C. Warren

Morrison C. Warren